

**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F



EXEMPTION NUMBER FILE N° 82.3336


05006805

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
March 17th 2005





**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

Please find hereby the last information given to our shareholders :

Press information :

- March 15st 2005

Sincerely yours.

**Finance Department Manager**

F. Mo

**F. MOREAU**

dlw 3/28



Press release

**Ciments Français**
Italcementi Group

**Operation successfully concluded: supply exceeded the tender offer, shares will be allotted**

## CIMENTS FRANCAIS NOW OWNS 54.2% OF SUEZ CEMENT

Paris, 15 March 2005 – Tendered shares exceeded the offer in the operation launched by Ciments Français and a consortium of local and international investors for purchase of a 33.4% stake in Suez Cement Company in response to privatisation plans.

The bid for purchase of 21,362,626 shares at 97 EGP reported an over-contribution of 31,542,542 shares, collected among publicly owned companies and private investors. Ciments Français and the investors' consortium will purchase, with the corresponding pro-rata, up to a maximum of 33.4% of Suez Cement's share capital, in accordance with the terms of the tender offer.

As a result of the operation Ciments Français will become the majority shareholder in Suez Cement Company, owning about 54.2% after a total investment of about 460 million euros since 2001. Suez Cement will be fully consolidated from the second quarter of the current year.

*"The operation completed in Egypt represents an important step forward in Ciments Français' strategy of geographic diversification, aimed at increasing productive capacity in the emerging countries with the greatest potential for growth"* comments Ciments Français Chairman and CEO Yves-René Nanot. *"One step in this direction is the full consolidation into Ciments Français of Egypt's largest cement company."*

**On the internet :**

**Ciments Français : www.cimfra.com**
**Italcementi : www.italcementigroup.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax : + 33(0)1 42 91 77 20**

**Investors Relations:**
**Tel : +33(0)1 42 91 76 76**
**Media Relations:**
**Tel :+33(0)1 42 91 75 20**



**Ciments Français**
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F



EXEMPTION NUMBER FILE N° 82.3336

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
March 17th 2005

**Re : Informations Furnished**
**Pursuant to Rule 12g3 - 2 (b) Exemption**
**Under the Securities Exchange Act of 1934**

Please find hereby the last information given to our shareholders :

Press Information :

- March 15th 2005

Sincerely yours.

**Finance Department Manager**

**F. MOREAU**

F. Mo

**Personal copy** : Miss Sandra FOLSON



**Ciments Français**
Italcementi Group

**Operation successfully concluded: supply exceeded the tender offer, shares will be allotted**

# CIMENTS FRANCAIS NOW OWNS 54.2% OF SUEZ CEMENT

Paris, 15 March 2005 – Tendered shares exceeded the offer in the operation launched by Ciments Français and a consortium of local and international investors for purchase of a 33.4% stake in Suez Cement Company in response to privatisation plans.

The bid for purchase of 21,362,626 shares at 97 EGP reported an over-contribution of 31,542,542 shares, collected among publicly owned companies and private investors. Ciments Français and the investors' consortium will purchase, with the corresponding pro-rata, up to a maximum of 33.4% of Suez Cement's share capital, in accordance with the terms of the tender offer.

As a result of the operation Ciments Français will become the majority shareholder in Suez Cement Company, owning about 54.2% after a total investment of about 460 million euros since 2001. Suez Cement will be fully consolidated from the second quarter of the current year.

*"The operation completed in Egypt represents an important step forward in Ciments Français' strategy of geographic diversification, aimed at increasing productive capacity in the emerging countries with the greatest potential for growth"* comments Ciments Français Chairman and CEO Yves-René Nanot. *"One step in this direction is the full consolidation into Ciments Français of Egypt's largest cement company."*

**On the internet :**

**Ciments Français : www.cimfra.com**
**Italcementi : www.italcementigroup.com**

**Ciments Français**
**Tour Ariane**
**92088 Paris la Défense cedex**
**Tel : +33(0)1 42 91 75 00**
**Fax : + 33(0)1 42 91 77 20**

**Investors Relations:**
**Tel : +33(0)1 42 91 76 76**
**Media Relations:**
**Tel :+33(0)1 42 91 75 20**